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[LOGO]                                                        DATA RESEARCH ASSOCIATES, INC.
                                                              1276 North Warson Road
                                                              Post Office Box 8495
                                                              St. Louis, MO 63132-1806 USA
                                                              800 325-0888 US/Canada
                                                              314 993-8927 Facsimile
                                                              314 432-1100
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                                        July 25, 2001

Dear Shareholder:

    As you know, Data Research entered into an Agreement and Plan of Merger with SIRSI Holdings Corp., a Delaware corporation (the "Parent"), and McGuire Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of the Parent, dated as May 16, 2001 and amended as of June 27, 2001, July 12, 2001 and July 24, 2001 (the "Merger Agreement"). The Merger Agreement provides for the merger of Purchaser with and into Data Research, with Data Research as the surviving corporation becoming an indirect wholly-owned subsidiary of Parent.

    Under the terms of the Merger Agreement, Purchaser was not required to commence a tender offer until a firm financing commitment for the funding of its acquisition was obtained. Having obtained this financing commitment, Purchaser has today commenced a tender offer to purchase all outstanding shares of Data Research common stock at a price of $11.00 per share, net to tendering shareholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York City time, on August 21, 2001. If the tender offer is successfully completed and upon receipt of all necessary shareholder approvals, Purchaser will be merged into Data Research and all shares of Data Research common stock not purchased in the tender offer will be converted into the right to receive in cash the same per share purchase price as paid in the tender offer (except shares held by shareholders who object to the merger, demand payment of the fair value for their shares under applicable Missouri law and, as of the Effective Time of the Merger, have neither withdrawn nor lost the right to such demand).

    Your board of directors has unanimously approved each of the Merger Agreement, the tender offer, and the merger, and has determined that each of the Merger Agreement, the tender offer, the merger and the transactions contemplated by the Merger Agreement is fair to and in the best interests of holders of Data Research's common stock. Accordingly, your board of directors recommends that you accept the tender offer and tender your Data Research common stock to Purchaser in the tender offer.

    In arriving at its recommendations, the board of directors gave careful consideration to a number of factors that are described in the enclosed
Schedule 14D-9, including, among other things, the opinion dated May 15, 2001, of Crescendo Capital Partners, LLC, our financial advisor, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review described to the board, the cash consideration to be received by the holders of Data Research's common stock in the tender offer and the merger was fair from a financial point of view to such holders.

    Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

    On behalf of the board of directors, I extend our thanks and appreciation for the past support of all of our shareholders.

                                          Sincerely,

                                          Michael J. Mellinger

                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER